

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 7, 2023

Kian Hwa Goh
Chief Executive Officer
Orangekloud Technology Inc.
1 Yishun Industrial Street 1
#04-27/28&34 Aposh Building Bizhub
Singapore, 768160

>   **Re: Orangekloud Technology Inc.**
>   **Amendment No. 4 to**
>   **Draft Registration Statement on Form F-1**
>   **Submitted November 3, 2023**
>   **CIK No. 0001979407**

Dear Kian Hwa Goh:

We have reviewed your amended draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 4, 2023 letter.

Amendment No. 4 to Draft Registration Statement on Form F-1

Dilution, page 31

1.   Please provide us with your calculation of net tangible book value as of June 30, 2023. In this regard, we are unable to recalculate the amounts.

Consolidated Financial Statements
Note 2. Summary of significant accounting policies
Foreign currency, page F-15

2.   We note that your convenience translation is based on the rate as of December 31, 2022. Please revise throughout the filing to apply the exchange rate as of the most recent balance sheet date included in the filing, June 30, 2023, or as of the most recent date practicable, if materially different. Refer to Rule 3-20 (b)(1) of Regulation S-X.

Unaudited Consolidated Financial Statements
Note 15. Subsequent events, page F-47

3.   Revise to disclose the date through which the company has assessed all subsequent events.

General

4.   We note your response to prior comment 2; however, it is still unclear whether the Reorganization had an impact on the company's shareholders. Please revise accordingly.

   Please contact Chen Chen at 202-551-7351 or Christine Dietz at 202-551-3408 if you have questions regarding comments on the financial statements and related matters. Please contact Alexandra Barone at 202-551-8816 or Matthew Derby at 202-551-3334 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Technology

cc: Lawrence Venick